Regional Health Properties, Inc.
454 Satellite Blvd. NW
Suite 100
Suwanee, Georgia 30024

July 28, 2017

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:    Ms. Sonia Gupta Barros
Mr. Bryan Hough

Re:    Regional Health Properties, Inc.’s Registration Statement on Form S-4 (File No. 333-216041)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Regional Health Properties, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-216041), so that it will become effective at 5:00 p.m. on Tuesday, August 1, 2017, or as soon thereafter as practicable.

Very truly yours,

REGIONAL HEALTH PROPERTIES, INC.

By: /s/ Allan. J. Rimland
President, Chief Executive Officer and
Chief Financial Officer